BEACON POWER CORPORATION

65 Middlesex Road
Tyngsboro, MA 01879

April 7, 2009

By EDGAR and by fax (202-772-9204)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Scott Anderegg, Staff Attorney
Mara Ransom, Legal Branch Chief
H. Christopher Owings, Assistant Director

Re:	Beacon Power Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 3, 2009
File No. 0-31973

Dear Mr. Anderegg:

We are writing in response to your letter, dated March 31, 2009, regarding your review of Beacon Power Corporation’s (“Beacon”) Preliminary Proxy Statement on Schedule 14A (the “Proxy”).  Simultaneously with this letter, we are filing an amended preliminary Proxy.  We have provided a detailed analysis of our responses, keyed to each comment contained in your letter, in order to facilitate your review.

Preliminary Proxy Statement on Schedule 14A, filed March 3, 2009

Security Ownership of Certain Beneficial Owners and Management, page 6

Comment:

1.             Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Capital Ventures International and Height Capital Management, Inc.  Please also expand your disclosure to include the purchase of shares that have been and may be made by Seaside 88, LP.  Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Beacon Response:

We have amended the beneficial ownership table to include, in the applicable footnote, the name of the natural person who has the ultimate voting and investment control over shares held by Capital Ventures International and Heights Capital Management.   We have also revised the disclosure to a more recent date, in order to include the purchase of shares by Seaside.

Proposal 1, Amendment of our Sixth Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 9

Reasons for the Proposed Amendment, page 9

Comment:

2.             Please reconcile your disclosure here that Seaside will not purchase your shares at a price less than $0.25 per share, with your disclosure on page 12 that the floor price is $0.20 per share.  If you mean to state “market price” in reference to the $.25 per share, please state this.

Beacon Response:

We have corrected the disclosure to make clear that no sales will be made in a given month if the purchase price is less than $0.20, rather than $0.25 (which is the corresponding weighted average market price).

Proposal 2, Approval of the Issuance of Common Stock under the Securities Purchase Agreement with Seaside 88, LP, page 12

Comment:

3.             We note that you filed a prospectus supplement on March 20, 2009 to your registration statement on Form S-3 (file no. 333-152140) for purposes of conducting a second take-down in connection with your sale of shares to Seaside 88 LP.  Please tell us how you believe that the Plan of Distribution discussed in your registration statement on Form S-3 covers the shares being sold under the Common Stock Purchase Agreement considering it does not specify that you will sell shares pursuant to an equity line agreement.

Beacon Response:

Beacon does not consider its agreement with Seaside to constitute an “equity line” arrangement.  In an equity line, the issuer has a right to put its securities to the investor at times of its own choosing, in amounts of its own choosing, as and when it needs capital, or not to put its securities to the investor at all.   Beacon and Seaside have agreed to makes sales and purchases of shares, respectively, at a series of predetermined dates and at a predetermined aggregate purchase price.  The first such sale occurred immediately following the execution of the Purchase Agreement, with subsequent sales required on each monthly anniversary of the first purchase through the fifth monthly anniversary of that purchase (a total of six monthly closings).  Beacon’s option to extend the duration of the Purchase Agreement from 6 months to either 12 or 18 months under the terms of the Purchase Agreement does not make the arrangement any more like an equity line; it merely gives Beacon the opportunity to commit itself and the investor to a longer series of closings.  The “Plan of Distribution” section of the base prospectus in the Form S-3 specifically contemplates that one of the methods of sale of securities under the shelf registration statement may be directly to investors at the prevailing market price at the time or sale, at varying prices determined at the time of sale, or at negotiated prices.  Beacon filed a prospectus supplement under Rule 424(b) to reflect entry into the Purchase Agreement and the first sale under the Purchase Agreement on February 20, 2009, which was the date of such sale and the next business day following the execution of the Purchase Agreement.  This prospectus supplement contained a supplemental “Plan of Distribution” section that fully described the terms and conditions of the Purchase Agreement with Seaside in accordance with the undertakings of Item 512(a)(1)(B) of Regulation S-K.  The Plan of Distribution, as so supplemented, has clearly described the material terms of the Purchase Agreement from the time immediately after its execution.   The Purchase Agreement is not described as an “equity line” in the base prospectus or in the prospectus supplement because Beacon believes that such a term would be a misleading description, and would imply that Beacon can draw down amounts under a facility at times and in amounts of its choosing or choose not to draw down amounts at all.  It cannot do so under the Purchase Agreement’s terms; rather, it will sell shares each month on the schedule described in the Plan of Distribution as well as elsewhere in the prospectus supplement.  Each prospectus supplement used to reflect monthly closings during the course of the Purchase Agreement will contain similar Plan of Distribution disclosure.

Comment:

4.             Your disclosure in your prospectus supplement indicates that you have two options to extend the Agreement for two additional six-month periods and that you “...have paid Seaside $100,000 for the first of these options...”  You go on to state that you “have not decided at this time whether to elect either of these options.”  Please revise to clarify your disclosure as to whether or not you have elected either of the two options available to you under the Purchase Agreement with a view to disclosing the company’s business plans and need, if any, for the full amount of proceeds.

Beacon Response:

In response to your comment, we have clarified that the $100,000 payment was the purchase price for the option, but does not signify an election to exercise the option.  The option may be exercised (if it is exercised) for no additional consideration.   In contrast, the second option had no additional purchase price, but Beacon would need to pay an exercise price of $50,000 in order to exercise it.   Specifically, we have amended the disclosure in the Proxy relating to the $100,000 payment to read as follows:

“We purchased the first option by paying $100,000 to Seaside.  We will not be required to pay any additional amounts if we decide to exercise this option.   If we elect to exercise the second option, we would pay an additional $50,000 to Seaside at the time we exercise it.”

Comment:

5.             In addition, we note that your prospectus supplement indicates that issuances under the Common Stock Purchase Agreement are limited to the number of shares of common stock that equals 19.9% of your outstanding common stock on the date you entered into the Agreement unless your stockholders approve of your issuance of common stock.  Your disclosure here, however, indicates that the Purchase Agreement, even assuming you obtain shareholder approval, would continue to limit the number of shares that Seaside may acquire to 20%.  Please clarify whether Seaside is limited to acquiring 20% and state whether this provision is waivable by either party.  If either party has the ability to waive this limitation, please revise your disclosure to elaborate upon the potential for change of control that could occur under the terms of the Purchase Agreement.

Beacon Response:

The disclosure in the Proxy refers to a representation that Seaside is required to make, as a condition to closing, at the time of each closing.  The representation relates to Seaside’s beneficial ownership of Beacon shares at that time (rather than at the time the agreement was signed).   This condition is, like other closing conditions, waivable.  In order to clarify this, we are revising the disclosure in the Proxy by deleting the first sentence of the applicable paragraph and inserting the following:

“Apart from these Nasdaq rules, the Purchase Agreement may have the effect of limiting Seaside’s beneficial ownership of our shares at any one time to 20% of our total Common Stock outstanding at the time of any closing, because it requires Seaside to represent to us at each monthly closing that the purchase of shares at the closing will not cause its beneficial ownership to exceed that level.  We could, however, waive this condition if Seaside is unable to make the representation, assuming our shareholders have at that time approved the issuance of shares under this Proposal 3.  If we were to waive this condition in connection with one or more closings under the Purchase Agreement, Seaside’s total ownership could accumulate to a very significant percentage of our outstanding Common Stock, at levels that may be considered a change of control.  Please see the table under ‘Effect on Existing Stockholders’ below for an illustration of the aggregate number of shares that Seaside may acquire under various pricing assumptions, and the percentage of our outstanding shares that those sales may represent.”

Comment:

6.             Finally, your statement in your prospectus supplements that “Seaside...might be deemed to be underwriter(s)...” is insufficient.  Given the intent to distribute the shares reflected in the structure of this transaction, we deem Seaside to be a statutory underwriter.  Please ensure that your disclosure affirmatively states that Seaside is an underwriter.

Beacon Response:

We will affirmatively identify Seaside as a statutory underwriter in future prospectus supplements.

Comment:

7.             Please provide us, with a view toward disclosure in the proxy, with the total dollar value of the common stock that you have sold to Seaside 88, LP. so far, calculated using the market price on the date of sale.

Beacon Response:

We have added disclosure in the proxy statement as follows:

“The total dollar value of the Common Stock sold to Seaside through March 2009 (calculated using the closing market price on the dates of sale) was $2,167,830.”

Effect on Existing Shareholders, page 14

Comment:

8.             We note your Assumed (Constant) Market Price for Common Stock at Monthly Closings chart on page 14.  Please update the disclosure that follows to reflect the March 20, 2009 sale.  Also, using the assumed market prices from your chart, please provide us, with a view towards disclosure in the proxy, with tabular disclosure of:

•                  the total possible profit Seaside could realize as a result of the discount for the common stock, presented in a table with the following information disclosed separately:

•                  the assumed market price per share of the common stock for each term of agreement - 6, 12 and 18 months;

•                  the price per share of common stock for each term;

•                  the total possible shares of common stock;

•                  the combined market price of the total number of shares of common stock, calculated by using the assumed market price per share and the total possible shares of common stock;

•                  the total possible shares Seaside may receive and the combined discount price of the total number of shares of common stock calculated by using the discount price and the total possible number of shares Seaside may receive; and

•                  the total possible discount to the market price as of each term of agreement, calculated by subtracting the total discount price from the combined market price of the total number of shares of the common stock.

If there are provisions in the common stock purchase agreement that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the discount price per share is fixed unless and until the market price falls below a stated price, at which point the discount price per share drops to a lower price, please provide additional disclosure.

Beacon Response:

We have updated the table that illustrates the potential numbers of shares issuable, and the percentage of Beacon’s common stock represented by those shares, at assumed constant market prices over the course of the purchase agreement at six, twelve and eighteen month durations.   The updated numbers reflect the actual share amounts and pricing terms for sales made in February and March 2009, with the pricing assumptions used only for remaining months of each assumed term.

In response to your comment, we have also added a table that demonstrates the total potential profit (based on the difference between the discounted purchase price and the market value of shares at the time of the purchase) that Seaside could realize as a result of the transactions under the Purchase Agreement, assuming agreement terms of six, twelve and eighteen months and assuming purchases are made under the agreement each month.  The table shows the combined market price of the total number of shares that would be purchased over six, twelve or eighteen month terms (based on the actual closing price of the shares on the date of the February and March 2009 closings, and assuming the actual closing price of shares at the time of subsequent closings is the same as the volume weighted average price for five days prior to such closing).  It also shows the combined purchase prices paid over such terms ($6 million, $12 million and $18 million, respectively) and the difference representing the total discount from which Seaside would benefit.  Please note that these amounts do not change based on the differing per share pricing assumptions illustrated in the first table described above, in light of the fixed dollar amount of the aggregate purchase price each month.

We hereby confirm that there are no provisions in the purchase agreement that could result in a change in the price per share upon the occurrence of certain events, as contemplated by the last paragraph of your comment.   As disclosed in the Proxy, if the purchase price per share would otherwise be less than $0.20, no sales at all will take place for that month.  This does not result in a lower purchase price; rather, it may result in no purchase at all.

Comment:

9.             Please provide us, with a view toward disclosure in the proxy with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and Seaside, any affiliates of Seaside, or any person with whom Seaside has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the common stock; and

•                  copies of all agreements between the issuer (or any of its predecessors) and Seaside, any affiliates of Seaside, or any person with whom Seaside has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the common stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the proxy statement and that all agreements between and/or among those parties are included as exhibits to the proxy statement or other filings, please provide us with confirmation of your view in this regard.

Beacon Response:

Other than the purchase agreement, no relationship or arrangements have existed in the past three years or are to be performed in the future between Beacon and Seaside, any persons known to Beacon to be affiliates of Seaside, or any person known to Beacon to have a contractual relationship with Seaside regarding the transaction.  We have included disclosure in the Proxy to this effect.

Supplementally, we advise you that on March 24, 2009, subsequent to the March 2009 closing under the purchase agreement, Beacon reached an agreement with Bedminster Financial Group, Ltd. to pay that firm a finder’s fee in an amount equal to three percent (3%) of the aggregate value of all cash invested by Seaside.  We have been advised by Seaside that it has no contractual relationship or any other substantial relationship with such firm.  We have included disclosure about this arrangement in the Proxy.  We will also include a description of this arrangement in the Plan of Distribution of subsequent prospectus supplements in accordance with Regulation S-K Item 508(i) and will reflect such fee on the cover pages thereof.

Comment:

10.           We note your disclosure that “The description of the Purchase Agreement above is qualified in its entirety by the text of the agreement set forth in Appendix B.”  As you are responsible for the accuracy of the information in the proxy, this type of qualification is inappropriate.  Please revise accordingly.

Beacon Response:

We have removed the sentence from the Proxy that qualified the description of the Purchase Agreement by reference to the text in Appendix B.

Comment:

11.           Please add a discussion that addresses the issue that the number of shares you issue in connection with a draw down under the Securities Purchase Agreement will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the draw down, the more common shares the shareholder will receive.  To the extent that Seaside as selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market.  This could allow Seaside to receive even greater amounts of common stock, the sales of which would further depress the stock price.

Beacon Response:

We have added the following paragraph to the Proxy under the caption “Effect on Existing Stockholders”:

“The number of shares that we issue to Seaside each month at a scheduled closing will be based upon a discount to the volume weighted average trading price of our Common Stock for the five trading days prior to the closing.  As a result, the lower our stock price is at or near the time of a closing, the more shares we will issue under the Purchase Agreement at that closing (subject to the floor of a $0.25 market price, corresponding to a $0.20 purchase price, below which we would not have a closing for that month).  If Seaside sells some or all of the shares that it has purchased into the market, the price may fall as a result.  This in turn may lead to Seaside receiving a greater number of shares in future closings, sales of which could further depress the stock price.”

Comment:

12.           Please tell us what consideration you have given to appropriate risk factor disclosure relating to the following:

•                  the dilutive effect of the pricing mechanism contained in the Purchase Agreement, and

•                  the likelihood that the company will have access to the full amount available to it under the Purchase Agreement.

Beacon Response:

The entire section of the Proxy under “Effect on Existing Stockholders” is designed to emphasize the dilutive effect of the potential share issuances under the purchase agreement under various scenarios.  The first table under that section illustrates that these numbers could, especially at certain share prices, become quite large both in terms of the numbers of shares and the percentage of the outstanding common stock that they represent.  The new table added to this section, described in our response to comment eight, highlights in particular the difference between the amounts Seaside will pay as a purchase price and the market value of the shares at the closing date, arising out of the pricing mechanism.

Upon consideration of your comment, we have added further disclosure in the Proxy to the following effect:

“Even if our shareholders approve Proposals 2 and 3, there may be circumstances in which the full amounts of the financing contemplated by the Purchase Agreement are unavailable to us.  For example, if the market price of our common stock falls below $0.25 per share at the time of a planned closing under the Purchase Agreement, as calculated under that agreement, we would not sell any shares to Seaside during that month, and the sale would not later be made up.  While this would avoid the dilution to our current stockholders that would be associated with a sale during that month, it also means that we would not receive the purchase price for that month.  There are other conditions to closing, such as the continued accuracy of representations and warranties we make in the agreement, that may prevent a closing from occurring.  In addition, we cannot guarantee that even if closing conditions are satisfied, funds will be available from Seaside.  We may also decide not to exercise the options to extend the term of the Purchase Agreement by an additional six or twelve months.  Any of these events may make it more difficult for us to meet the funding requirements to commercialize or technology and deploy our Smart Energy Matrix™ systems in accordance with our plans.”

We note further that the section of the Proxy encaptioned “Effect of Failure of Stockholders to Approve” contains a discussion of the possible effects on Beacon’s financing needs in the event that shareholders do not approve the proposals relating to these transactions.

With respect to its Exchange Act reports and its Registration Statement, Beacon notes that it has included risk factor disclosure relating to its need for future financing in its recently filed Form 10-K.  This disclosure discusses the condition under the Seaside agreement that the share price be at or above $0.25, as calculated under the agreement, for a closing to occur in any month.  Beacon will consider on an ongoing basis whether and how to supplement this disclosure, as well as the disclosure contained in its Exchange Act reports about the dilutive effect of new financing arrangements, with respect to the dilutive effect of the pricing mechanism in particular.

******

In connection with delivering this response, Beacon acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Beacon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that we are supplementally providing to the staff a blackline to show changes to the Proxy filed March 3, 2009.  In order to facilitate the staff’s review, however, larger sections that are being moved in conjunction with rearranging the order of the proposals are not shown as changes in the blackline.  We would be happy to provide a cumulative blackline upon request.

Please let me know if you have any questions.  We appreciate your careful review of our filings and would be pleased to discuss these matters further at your request.

Sincerely,

	By:	/s/ James M. Spiezio
James M. Spiezio
Chief Financial Officer

cc: Eugene W. McDermott, Jr., Esq.